Exhibit I

News Release

For Immediate Release

IPSCO DONATES $500,000 TO ALABAMA GULF COAST RED CROSS FOR HURRICANE RELIEF

COMPANY ALSO PLEDGES TO MATCH

EMPLOYEE DONATIONS MADE TO RELIEF EFFORT

[Lisle, Illinois] [September 2, 2005] -- IPSCO (NYSE/ TSX:IPS) announced today it is donating $500,000 to the Alabama Gulf Coast Chapter of the American Red Cross to be used in Hurricane Katrina relief work. The aid will be focused on hard hit communities along Alabama’s gulf coast including Mobile and Baldwin Counties where the Alabama Steelworks is located and most IPSCO employees live. The Alabama Gulf Coast Chapter is also providing shelter assistance to a large number of refugees from Mississippi and Louisiana.

“Our thoughts are with our employees, their families and neighbors who are living through an overwhelming situation in the gulf coast,” said David Sutherland, President and CEO of IPSCO. “We hope this donation in some small way can help in the recovery process.”

In addition, the Company has announced a matching grant program to support and magnify the impact of employee donations in respect of Hurricane Katrina. IPSCO will match every dollar contributed by all its employees across the Corporation to registered charities of their choice established for Hurricane Katrina. The Company portion of the match will be made to the Alabama Gulf Coast Chapter of the American Red Cross.

The Company will also continue looking at in-kind donations and support it can provide as this disaster unfolds. To date trucks filled with gasoline, fuel, cases of bottled water, high protein foods, generators and ice have been sent to the Alabama steel plant to further assist in the recovery process. “These are bare essentials our employees have identified to assist them and the local community in the days ahead until power and communication is fully restored in the area,” added Sutherland. As well, IPSCO employees have been volunteering their time to help their colleagues and the community clean up from the storm.

IPSCO operates steel mills at three locations and pipe mills at six locations in Canada and the United States. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals, for a combined annual capacity of 1,775,000 tons. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

For more information on IPSCO, visit the Company’s website at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to: weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by the Company; general economic conditions; and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2004, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", its Annual Information Form, and its Form 40-F.

Company Contact:

John Comrie, Director, Trade Policy and Communications

Tel. 630-810-4730

Release #05-33

#  #  #

2